3: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Deutsche Asset Management, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2001, and from July 31, 2000 through February 28, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001, and from July 31, 2000 through February 28, 2001, with respect to securities reflected in the investment account of the Funds.

Deutsche Asset Management.

Flag Investors Short Intermediate Income Fund, Inc. DBAB Cash Reserve Funds Treasury Series Flag Investors Equity Partners Fund, Inc. DBAB Cash Reserve Fund Prime Series

Flag Investors Emerging Growth Fund, Inc. DBAB Cash Reserve Fund Tax Free

Flag Investors Real Estate Securities Fund, Inc.

Flag Investors Communications Fund, Inc.

Flag Investors Value Builder Fund, Inc.

Flag Investors Growth Opportunity Fund, Inc.

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By:

Charles A. Rizzo

Treasurer

Date